

IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD COMPLETES REDEMPTION OF LONG-TERM DEBT DUE IN 2025

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, October 8, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that all of its outstanding 7.000% Senior Notes due 2025 (the "2025 Notes") have been redeemed. The redemption had been previously funded on September 29, 2020 with net proceeds from the Company's recent issue of $450 million aggregate principal amount of 5.750% Senior Notes due 2028 (the "New Notes"), and the indenture governing the 2025 Notes was satisfied and discharged on that date. As a result of the satisfaction and discharge of the 2025 Notes on September 29, 2020, the 2025 Notes will not appear as debt on the Company's balance sheet at the end of the third quarter.

"With the redemption and the issuance of New Notes with an extended maturity date of October 15, 2028, our capital structure continues to support our ability to fund our growth pipeline," commented Carol Banducci, Executive Vice President and CFO.

"By extending the debt maturity to 2028, the Company has significantly enhanced its flexibility during the construction build phase of the Côté Gold Project, as well as its ability to fund its pipeline of internal growth opportunities."

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.